UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K

[ X ] Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Full Name of Registrant: MAXXAM Inc.

Former name if applicable: N/A

Address of Principal

Executive Office (Street and Number):	1330 Post Oak Boulevard, Suite 2000

Houston, Texas 77056

PART II

RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant=s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K , 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

The Company's Form 10-Q for the three months ended March 31, 2007 cannot be filed within the prescribed time period because the Company requires additional time to obtain and finalize information required to be included in the document. As noted in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2006, an indirect wholly owned subsidiary of the Company, The Pacific Lumber Company and its subsidiaries, including Scotia Pacific Company LLC ("Palco"), filed for protection under Chapter 11 of the U.S. Bankruptcy Code ("Chapter 11") on January 18, 2007. This has resulted in a delay in obtaining all of the information needed for the Form 10-Q. The Company expects that it will obtain the necessary information and file the Form 10-Q within the five-day extension provided by Rule 12b-25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
M. Emily Madison (Name)	(713) (Area Code)	975-7600 (Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of Palco's Chapter 11 filing on January 18, 2007, the Company has not been able to compile all of the necessary financial information regarding Palco's operations. As a result, Deloitte & Touche LLP, the Company's independent auditors, have not completed their review of the Form 10-Q and the Company is therefore not in a position to file the Form 10-Q or provide a reasonable estimate of its financial results at this time.

MAXXAM INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: May 10, 2007	By: /S/ M. EMILY MADISON M. Emily Madison Vice President, Finance